UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60145/ June 19, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13460

_____

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
HAMILTON DIGITAL CONTROLS, INC.,	:	REVOKING REGISTRATIONS BY
HAMILTON-MCGREGOR	:	DEFAULT AS TO HAVEN HOLDING,
INTERNATIONAL, INC.,	:	INC. (n/k/a HAVEN HOLDINGS I, INC.),
HAPPINESS EXPRESS, INC.,	:	AND HELM CAPITAL GROUP, INC.
HARVARD INDUSTRIES, INC.,	:	
HAVEN HOLDING, INC. (n/k/a HAVEN	:	
HOLDINGS I, INC.),	:	
HEALTHCOR HOLDINGS, INC., and	:	
HELM CAPITAL GROUP, INC.	:	

_____

        The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on May 5, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Haven Holding, Inc. (n/k/a Haven Holdings I, Inc.) (Haven Holding), and Helm Capital Group, Inc. (Helm Capital), violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 for extended periods.[1] The Division of Enforcement (Division) notified Haven Holding and Helm Capital that its investigative files were available for inspection and copying, and each was served with the OIP. Haven Holding and Helm Capital did not file Answers to the OIP and did not participate in the telephonic prehearing conferences on May 26, 2009, and June 17, 2009. Accordingly, I find Haven Holding and Helm Capital in default and the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

RESPONDENTS

        Haven Holding, Central Index Key (CIK) No. 1107126, is an inactive Florida corporation located in East Moriches, New York, with a class of securities registered with the Commission

_____

[1] The other Respondents were the subject of an Order Making Findings and Revoking Registrations by Default. Hamilton Digital Controls, Inc., Exchange Act Release No. 59993 (May 28, 2009).

pursuant to Exchange Act Section 12(g). Haven Holding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2004. On May 8, 2007, Haven Holding, Inc., changed its name to Haven Holdings I, Inc., but failed to report this change through the Commission's EDGAR database as required by Commission rules.

Helm Capital, CIK No. 351685, is a void Delaware corporation located in Chappaqua, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Helm Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $129,000 for the prior three months. As of April 23, 2009, Helm Capital's stock (symbol HCGI) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

DELINQUENT PERIODIC FILINGS

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities, registered pursuant to Exchange Act Section 12, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13 require issuers to file annual and quarterly reports, respectively. Section 12(j) of the Exchange Act authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to revoke the registration of a security if it finds that a security issuer has violated the statute or any regulation thereunder.

Haven Holding and Helm Capital are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports for extended periods, and have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. Haven Holding and Helm Capital have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, and it is necessary and appropriate to revoke the registrations of their registered securities to protect investors.

ORDER

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registrations of each class of registered securities of Haven Holding, Inc. (n/k/a Haven Holdings I, Inc.), and Helm Capital Group, Inc., are revoked.

_____
Brenda P. Murray
Chief Administrative Law Judge